SIMPLETEST BY IASSAY

2021 Report

Dear investors,

This past year was the most eventful for iAssay. We have two POCT devices designed, one already in the market. We raised more money than ever, and generated profitable revenue for the first time due to new partnerships. We exercised the entire iAssay System (Device and Cloud) in a low resource environment proving out that you can use iAssay ANYWHERE!

We need your help!

To our dear investors: We can use your help spreading the work about iAssay's need to finish the Seed round. We have $550K left to finish the round, and we are accepting $50K minimum investments on a Convertible Note.

Connections to those who want to incorporate iAssay's system into their businesses would help us.

Sincerely,

Susan Adelman

Board Member

Lonnie Adelman

CEO

Our Mission

We hope that our next generation device will be in use at medical facilities, nursing homes, private households and in major businesses across the globe. Our anonymized cloud data will be used in international research to improve the lives of patients everywhere. These projections are not guaranteed.

See our full profile



How did we do this year?

Report Card

A+



The Good

- Finished SimpleTest 2 Design and began testing
- Performed paid full system pilot in Africa
- Significant revenue increase



The Bad

- Didn't finish the Seed Round, but raised a significant amount
- Didn't attend a tradeshow to increase iAssay's brand on customer "radar"
- Partnership sign-up progress slow

2021 At a Glance

January 1 to December 31



$$$$

$192,001
Revenue



-$218,974
Net Loss



IOU!

$189,534 +20%
Short Term Debt



$253,015
Raised in 2021



$88,941
Cash on Hand
As of 04/ 4/22

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

SimpleTest is a portable medical test reader, with a universal adapter, that allows tests to be read anywhere, eliminates human error, and produces results in minutes.

In 4 years, we hope that our next generation device will be in use at medical facilities, nursing homes, private households and in major businesses across the

globe. Our anonymized cloud data will be used in international research to improve the lives of patients everywhere. These projections are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

iAssay, Inc. was incorporated in the State of Delaware in April 2014.
Since then, we have:

We believe this is the 1st and only patented universal medical test reader

We're tapping into the $68 Billion Healthcare Data industry with a cloud computing solution

Our device eliminates manual errors which means better, faster, smarter healthcare for all

This device will improve the quality of Covid-19 testing

Historical Results of Operations

Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $192,001 compared to the year ended December 31, 2020, when the Company had revenues of $50.

Assets. As of December 31, 2021, the Company had total assets of $286,412, including $118,013 in cash. As of December 31, 2020, the Company had $160,6542 in total assets, including $3,308 in cash.

Net Loss. The Company has had net losses of $218,974 and net losses of $160,366 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

Liabilities. The Company's liabilities totaled $840,268 for the fiscal year ended December 31, 2021 and $554,025 for the fiscal year ended December 31, 2020.

Related Party Transaction

There were no related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $26,774 in debt and $650,733 in convertibles, and revenues of $192,001.
Our projected runway is 20 months before we need to raise further capital.
We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.
We will likely require additional financing in order to perform operations over the lifetime of the Company. Except as otherwise described in Form C, we do not have additional sources of capital other than the proceeds from Convertible Notes. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.
Runway & Short/Mid Term Expenses
iAssay, Inc. cash in hand is $88,941, as of April 2022. Over the last three months, revenues have averaged $20938/month, cost of goods sold has averaged $16,462/month, and operational expenses have averaged $19,373/month, for an average burn rate of $14.897 per month. Our intent is to be profitable in 2023.

Since December 31, 2020, the Company has raised an additional $303,015 on Convertible Notes. Another US Patent is expected to grant on May 3, 2022.

With COVID-19 locking down the USA, iAssay pivoted into COVID-19 point of care diagnostics. The Open Platform for point of care diagnostics protected by US Patents 10,309,954 and 10,753,921 was leveraged to produce the SimpleTest 2 Model 2040, CyberReader models 2020 and 2030 focused on Cloud connected COVID-19 point of care testing. Pilot quantities of the units have been

produced in low quantities for validation testing. COVID-19
validation testing using the model 2020 and the company's SimpleCloud AWS
data management system was successfully performed in Mexico
using patient samples
supplied by a laboratory in a Mexican laboratory, and test results were automatically
transmitted to iAssay's proprietary HIPAA Compliant SimpleCloud so that
verification could be performed across the border.

The Model 2020 and 2030 are both appropriate for performing COVID-19 tests for
patients under an FDA Emergency Use Authorization (EUA) with manufacturers
who produce COVID-19 Serology and Antigen strip tests. iAssay is negotiating
with several strip manufacturers who are interested in partnering on an EUA, with
important reasons being: 1) test results are objectively performed by our device
vs. a manual read by eyeball, 2) iAssay automatically transmits test results to The
Cloud paving the way for effortlessly fulfilling Health and Human Services (HHS)
requirement that all positive and negative test results be sent to them. With
iAssay manual entry of test results is history, and so are the associated errors.

In order to design, produce, and test the models 2020 and 2030, several engineers
were added to the development staff, and prototype materials have been
purchased to support development and testing. Legal fees to support patent and
trademark work increased due to answering US Patent Office actions, and
protection of new intellectual property. Routine legal support to support
investments has also increased as a result of increasing investments in
the company. In order to meet our goals of producing units capable of generating
revenues during the COVID-19 Pandemic and beyond, the company has
strategically increased monthly spending.

COVID strips that we process (analyze) are all in production by a
manufacturer/partner, and already authorized through the Emergency Use
Authorization (EUA). iAssay will need an EUA to clinically analyze those strips
(timeline is a few months or less now), and part of the $50,000 minimum is to
support the validation testing that we need to perform independently for
submission to the FDA to support that EUA.

The vaccine is out, the pandemic is not over. Not by a long shot. Testing is still be
needed, and a quick test such as iAssay provides (easy to access point of care, 25
seconds to analyze and automatically post results to state agencies) will be in
demand for a long time. In fact the demand for a COVID-19 antigen test i will
likely increase in order to determine if a patient already is huge. Eventually when
a quantitative antibody test is available at point of care, its use will determine
when a vaccine booster is needed. There are theories that getting the vaccine in
the presence of antibodies in the blood might not be healthy. Experience has
shown that that antibodies produced as a result of the vaccine or even the disease
don't last, in which case it might be prudent to do a quantitative antibody test
using iAssay before receiving a vaccine.

Besides clinical, we are expecting a deal for one of the strip manufacturers to use
the CyberReader during strip development because data is automatically stored
in the cloud for their performance analysis. No FDA Authorization needed for
this.

iAssay has opportunistically added Drugs of Abuse Testing to the menu of point
of care tests to be performed on the Models 2030 and 2040. Proof of Concept is
complete., and testing has been demonstrated at the HIMSS meeting in Orlando,
Florida in March, 2022. iAssay is speaking to several manufacturers and
distributors of "drug cards" about coupling the models 2030 and 2040 with their
urine drugs of abuse tests to perform objective tests that can be stored and or
printed (an industry desire).

Lonnie Adelman will continue to commit funding to the venture as needed,
and loans from a closely held Adelman corporation also continue to be available.



Revenue per Employee: $96,001 | Cash to Assets: 41% | Revenue to Receivables: ~ | Debt Ratio: 293%

- iAssay_2021_financials.pdf
- CHANGE_IN_SHAREHOLDER_EQUITY__21_12_31_FINAL_FINANCIALS_iASSAY_2.pdf
- BALANCE_SHEET__21_12_31_FINAL_FINANCIALS_iASSAY_A.pdf
- CASH_FLOW_21_12_31_FINAL_FINANCIALS_iASSAY.pdf
- INCOME_STATEMENT_21_12_31_FINAL_FINANCIALS_iASSAY.pdf
- Notes_for_iAssay_2021_Financials_B.pdf
- 20.12.31_FINAL_Finanicals_iAssay__1_.pdf
- 19.12.31__18_iAssay_Financials_FINAL_Rev_1209.pdf

We ❤ Our
131 Investors

Thank You For Believing In Us

Christopher Sernel
Kim Harmon
Duane Spurlock
Paul Adjei
Derick Mokgahla
E. Frischhut
John Pereira
Samuel Henteleff
Yogendre Kumar Patel
John Lee
Genera Hunter
David Hagebush
Doron Silverman
Martin Wood
Morris Isaacson
Tom Francis Mwaura
Kevin Muthima
Keren Brooks
Mohamed Jabbar
Ignas Galvelis
David Macario
David Berkowitz
La Tanya Bynum
Anil Patel
Larry Parker
Alex Lebon
Sara Hollender
Marilyn Monter
Jason Rigby
Jeffrey AZIS
Diana Short
Janice Lee
Joseph D Rotman
Adama Koulahoko
Lee Barken
Jesse Cheung
Laura A Hameed
Harshad Phadke
Herman Venter
Danny Minkow
Nadim Kattan
Jonathan Block
Tom Potts
Sheila Josephson
Victor Arandela
Loretha Pennix
Karl Deringer
Jennifer Beachy
Craig D Watkins
Mervin L Botts
Julie Rosselli
Jemal Earle
Michelle Page
Deborah FROUNFELKER
Pradeep Parihar
James Wheeler
W Kim Colich
Okwudili C Amaechi
Mary Joy Castro
Cynthia Gonzales
Ron Bara
Tomi Brown
Larry Yonish
Thomas Klauset Aurdal
Charles Patton
Jerry Mitchell
Eric Wells
Chris Tebbe
Gianfranco Giannella
Robin Mwongera
James Philip
Jeff Sendbo
Christian Davenport
Michael Smith
Brian Augenstein
Steven Tiger
Paul Rashid
Bruce Brown
Kelly Osifo
Manuel E. Lugo Recart
Christopher Romane
Jessica Trites Rolle
Joseph Preterotti
Mark Arruda
Chantell Moss
Sarah Guthrie
Paulo C
Rebecca Powell
Bryce Nakamura
Mahbub Rahman
Neora Amitai Moreshet
Robin Ruiz
Adam Clayton
Stephanie Buchwald
John O'Grady
Paul Kapsar
Fnu Anurag
Darwin Campbell
Tyrone Malloy
Simon Vullinghs
Eric Adelman
John Pereira
Daryl Campbell
Steven Adelman
Nicholas Hamilton-Cotter
John Kurtz
Michael Gazda
Richard L Anglin
Mike Albar
Edward Strong
Sanford L Braver
Shelby Thuruthumalil
Jared Buswell
Davide Ivaldi
Jesse Card
Pedro P ORTIZ
Rhonda McCoy
Alexandra Crume
Katina Foster
David Muller
Howard Talesnick
Justin Cooke
Keith Gayle
Elias Darraj
Evan Robison
Harry Bunnell
Robert Foster
Ralf Raschke
Enos Smith
Adrian Pelkus
Christie Okoroafor

Thank You!

From the SimpleTest by iAssay Team



Lonnie Adelman
CEO







George Foo
Director of Operations & Supply Chain

Director for HP's inkjet cartridge supply chain & mftr operations. Extensive experience with New Product Introductions including: selection of materials, suppliers, design for logistics-negotiating costs, contracts, managing suppliers



Edward Strong
Scientific Director

Ed has been involved in several early-stage genomic businesses as executive, founder, and advisory roles. His vision is to create user-friendly tools and resources that empower productivity, growth and change.



Tom Hayhurst
Director of Business Development

Tom is an entrepreneur and business leader with broad commercialization expertise in both start-up and large multi-national Fortune 100 companies. Previously VP of Sales & Marketing for Berkeley HeartLab, and Product Manager of Abbott Laboratories



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Lonnie W. Adelman	Chief Executive Officer @ iAssay, Inc.	2014
Eric J. Adelman	Chief Executive Officer @ Camak Manufacturing Inc	2015
Susan Adelman	Proprietor @ Embroidery Haven	2014

Officers

OFFICER	TITLE	JOINED
Lonnie W. Adelman	President Secretary	2014

Voting Power ⊘

HOLDER	SECURITIES HELD	VOTING POWER
Lonnie W. Adelman	5,600,000 Common Stock	71.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2015	$10,000		Section 4(a)(2)
08/2016	$10,000		Section 4(a)(2)
11/2016	$30,000		Regulation D, Rule 506(b)
03/2017	$5,000		Regulation D, Rule 506(b)
03/2017	$50,000		Regulation D, Rule 506(b)
04/2017	$4,800		Regulation D, Rule 506(b)
11/2017	$20,000		Regulation D, Rule 506(b)
11/2017	$2,000		Regulation D, Rule 506(b)
12/2017	$2,000		Regulation D, Rule 506(b)
02/2019	$20,000		Regulation D, Rule 506(b)
02/2019	$2,000		Regulation D, Rule 506(b)
06/2019	$49,318		Section 4(a)(2)
08/2019	$100,000		Regulation D, Rule 506(b)
09/2019	$10,000		Regulation D, Rule 506(b)
06/2020	$50,000		Regulation D, Rule 506(b)
12/2020	$25,000		Regulation D, Rule 506(b)
02/2021	$25,000		Regulation D, Rule 506(b)
03/2021	$2,000		Regulation D, Rule 506(b)
07/2021	$226,015		4(a)(6)
01/2022	$50,000		Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
11/19/2015	$10,000 ⊘	6.0%	0.0%	$3,200,000	11/19/2017 ⊘
08/30/2016	$10,000 ⊘	6.0%	0.0%	$2,800,000	08/30/2018 ⊘
11/14/2016	$30,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
03/17/2017	$5,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
03/31/2017	$50,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
04/04/2017	$4,800 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
11/06/2017	$20,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
11/27/2017	$2,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
12/19/2017	$2,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
02/13/2019	$20,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
02/27/2019	$2,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
08/28/2019	$100,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
09/11/2019	$10,000 ⊘	6.0%	15.0%	$4,500,000	08/30/2020 ⊘
06/28/2020	$50,000 ⊘	6.0%	15.0%	$7,500,000	06/22/2022 ⊘
12/13/2020	$25,000 ⊘	6.0%	15.0%	$7,500,000	06/25/2022

02/01/2021	$25,000	6.0%	15.0%	$7,500,000	02/01/2023
03/12/2021	$2,000	6.0%	15.0%	$7,500,000	03/12/2023
01/06/2022	$50,000	6.0%	15.0%	$9,500,000	01/06/2024

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Green Domain Design	06/15/2019	$49,318	$22,544	2.0%		Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	6,686,667	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

The company currently has more liabilities than assets so investors are unlikely to be returned any capital should the company close down.

The Company currently intends to retain any future earnings and does not expect to make any distributions in the foreseeable future. The Securities provide for no repayment of principal or interest amounts until the Maturity Date (as defined in the Note Purchase Agreement). Investors who anticipate the need for distributions from their investment in the Company should not purchase the Securities offered hereby.

Aspects of our business and our products will be regulated at the local, state, and federal levels. COVID-19 diagnostics is subject to Food and Drugs Administration (FDA) Emergency Use Authorization (EUA) Clearance that has been setup to quickly clear products that can be put to use for COVID-19 testing and treatment of the US population, and part of Wefunder proceeds is for testing that will support EUA clearance. It is unlikely, but possible that iAssay will not obtain an EUA clearance. Drugs of Abuse testing in the workplace and for judicial applications are not subject to FDA regulation.

Our products may be subject to state, local and Federal environmental laws, including those relating to the handling and storage of hazardous materials. We and our products will also be subject to significant governmental regulation relating to labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While we anticipate that we and our products will be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. We and our products will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect our future ability to break even or generate profits.

We rely on various intellectual property rights in order to operate our business. Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations.

Freedom to operate was initially conducted from an initial patentability search and that freedom to operate is continually updated as documents are identified during the prosecution of patent applications covering current and next generation devices. That said, there is no guarantee that we will not be sued for infringement by third parties or that we will not need to modify our brand or products to avoid infringement.

The Company is an early stage company. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our marketing and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product and service offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets.

We do not plan to pay dividends to its shareholders in the near future and there is no guarantee it will ever receive any profit from its operations so as to be able to declare guarantee it will ever receive any profit from its operations so as to be able to declare and pay dividends to its shareholders.

We face competition with respect to our key products that we seek to develop or commercialize in the future. Many of our competitors (such as Abbott and Siemens) have significantly greater financial, technical and human resources and superior expertise in research and development and marketing dating apps and websites. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them.

They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor®;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 85% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $8,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

iAssay, Inc.

- Delaware Corporation
- Organized April 2014
- 2 employees

7220 Trade Street, Suite 168
San Diego CA 92121

http://www.iAssay.net

Business Description

Refer to the SimpleTest by iAssay profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

SimpleTest by iAssay has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed Filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.